REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO:	Austral Pacific Energy Ltd. (the “Company”)
(CUSIP No. 052526100)
(ISIN No. CA 0525261008)

Registered and non-registered (beneficial) shareholders may request annually to receive interim financial statements and the related MD&A of the Company. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Attention: Stock Transfer Department
Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

I certify that I am a registered/non-registered owner of common securities of the Company and request that I be placed on the Company’s Supplemental Mailing List in order to receive the Company’s interim financial statements and related MD&A.

DATED: ________________________, 2004.
Signature

Name of Registered/Non-Registered Shareholder - Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to:

  the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies; and

  receipt of press releases from time to time from the Company (approx. 1 or 2 per month), at such E-mail address. (You may subscribe for this service directly, by registering on the Company’s web-site www.austral-pacific.com)

You may un-subscribe from either of these services at any time. The Company will not pass your details on to any other person for another purpose.

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